

March 23, 2011

Carl Spana, Ph.D.
President and Chief Executive Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, New Jersey 08512

> **Re:** **Palatin Technologies, Inc.**
> **Form 10-K**
> **Filed September 27, 2010**
> **File No. 001-15543**

Dear Mr. Spana:

We have reviewed your response letter dated March 4, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

## Form 10-K, filed September 27, 2010

Patents and Proprietary Information, page 9

1. We note your response to prior comment 2. In regard to the patent applications that are licensed to AstraZeneca, we also note your response that such patent applications are confidential, non-public documents until published as required under patent laws. However, we are not asking you to identify the specific patents that have been licensed to AstraZeneca or any confidential information contained within those patents. Rather, we are asking for information that clarifies the general scope of your patent coverage for your various product categories. Accordingly, please provide us with proposed disclosure for future filings that reflects the number of issued patents and pending patent applications, and the respective jurisdictions, related to your compounds that target melanocortin receptors for the treatment of obesity, diabetes and related metabolic syndrome.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 or Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,


Jeffrey Riedler
Assistant Director